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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[_]  Form 3 Holdings Reported

[_]  Form 4 Transactions Reported

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Sarna                                David                  E.Y.
--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)

ObjectSoft Corporation
Continental Plaza, Building III
433 Hackensack Avenue
--------------------------------------------------------------------------------
                                    (Street)

Hackensack                             NJ                   07601
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


ObjectSoft - OSFT
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


12/99
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)



________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

      Chairman, Co-Chief Executive Officer and Secretary
     ---------------------------------------------------
________________________________________________________________________________
7.   Individual or Joint/Group Filing
     (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                                    Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security                     Date          Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    (Instr. 8)                   (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock, par value
  $.0001 per share (1)                                                                         94,833(2)        (D)
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====================================================================================================================================

*    If the form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).
(Over)

                                                                 SEC 2270 (3-99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)        (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

Option to Purchase                                          Imme-              Common
  Common Stock     $8.70                       8,333        diately   6/30/01   Stock    8,333                       D
------------------------------------------------------------------------------------------------------------------------------------
Option to Purchase                                          Imme-              Common
  Common Stock     $8.70                       8,333        diately   7/08/03   Stock    8,333                       D
------------------------------------------------------------------------------------------------------------------------------------
Option to Purchase                                                             Common
  Common Stock    $13.50   2/26/99     A       8,333         (3)      2/25/04   Stock    8,333                       D
------------------------------------------------------------------------------------------------------------------------------------
Option to Purchase                                                             Common
  Common Stock     $1.50  12/09/99     A      23,333         (4)     12/08/04   Stock   23,333                       D
------------------------------------------------------------------------------------------------------------------------------------
Performance Option
 to Purchase                                                                   Common
  Common Stock     $1.50  12/09/99     A     500,000         (5)     12/08/04   Stock  500,000                       D
------------------------------------------------------------------------------------------------------------------------------------
Warrant to Purchase                                                            Common
  Common Stock     $3.00                       8,333        4/15/93  4/30/00   Stock     8,333           556,665
====================================================================================================================================

Explanation of Responses:

(1) On October 13, 1999, ObjectSoft Corporation effected a one-for-six reverse split (the "Stock Split") of its outstanding shares of common stock. All references to shares of common stock and exercise prices of options and warrants take into account the Stock Split.

(2) Includes 25,000 shares of common stock owned by The David E.Y. Sarna Family Trust of which Mr. Sarna's wife and Melvin Weinberg are the trustees and as to which shares Mr. Sarna disclaims beneficial ownership.

(3) The option is exercisable as to 4,167 shares of common stock as of February 26, 1999 and 4,166 shares of common stock as of February 26, 2000.

(4) The option is exercisable as to 11,667 shares of common stock as of December 9, 1999 and 11,666 shares of common stock as of December 9, 2000.

(5) The performance option is exercisable, in tranches, upon achievement of certain performance goals. If any performance goal is not achieved by December 9, 2002, the portion of the option relating to that performance goal will expire. 50,000 shares of common stock are exercisable as of December 30, 1999.


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                  /s/ David E.Y. Sarna                        February 10, 2000
                 -------------------------------------------  ------------------
                  **Signature of Reporting Person                     Date


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently
valid OMB number.                                                        Page 2
                                                                 SEC 2270 (3-99)